Exhibit 99.3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED JUNE 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars—except per share data)

(Unaudited)

	Three months ended June 30,
	2003	2002
REVENUES:
Revenue from vessels	$64,490	$29,190
Commissions	(2,968)	(1,438)

Revenue from vessels, net	61,522	27,752

EXPENSES:
Voyage expenses	15,611	7,120
Vessel operating expenses	11,941	7,432
Depreciation	8,116	5,702
Amortization of deferred charges	2,290	808
Management fees	1,095	765
General and administrative expenses	394	217

Operating income	22,074	5,708

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(3,265)	(3,761)
Interest Income	115	275
Foreign currency gains (losses)	(115)	(12)
Share of profits of joint-venture	300	0
Other, net	(410)	0

Total other income (expenses), net	(3,375)	(3,498)

Net Income	$18,699	$2,210

Earnings per share, basic	$1.08	$0.13

Earnings per share, diluted	$1.08	$0.13

Weighted average number of shares, basic	17,256,283	16,978,857

Weighted average number of shares, diluted	17,282,500	17,084,143

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars—except per share data)

(Unaudited)

	Six months ended June 30,
	2003	2002
REVENUES:
Revenue from vessels	$122,728	$58,046
Commissions	(5,527)	(2,906)

Revenue from vessels, net	117,201	55,140

EXPENSES:
Voyage expenses	29,756	13,575
Vessel operating expenses	21,927	14,434
Depreciation	15,555	10,947
Amortization of deferred charges	4,033	2,180
Management fees	2,100	1,493
General and administrative expenses	833	416

Operating income	42,996	12,095

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(6,278)	(5,272)
Interest Income	209	476
Foreign currency gains (losses)	(206)	5
Share of profits of joint-venture	664	0
Other, net	(610)	0

Total other income (expenses), net	(6,222)	(4,791)

Net Income	$36,774	$7,304

Earnings per share, basic	$2.15	$0.51

Earnings per share, diluted	$2.14	$0.50

Weighted average number of shares, basic	17,132,635	14,379,962

Weighted average number of shares, diluted	17,158,851	14,485,248

2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

JUNE 30, 2003 and DECEMBER 31, 2002

(Expressed in thousands of U.S. Dollars—except per share data)

	June 30, 2003	December 31, 2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$54,487	39,674

Cash, restricted	3,800	7,000
Receivables—
Trade accounts receivable	13,258	12,244
Insurance claims	3,645	3,277
Due from related party	7,511	3,820
Advances and other	3,288	5,179

	27,702	24,520

Inventories	5,360	3,275
Prepayments and other	1,498	1,283

Total current assets	92,847	75,752

INVESTMENT	11,258	10,577
FIXED ASSETS:
Advances for vessels under construction	20,145	41,963

Vessels	821,487	670,452
Accumulated depreciation	(132,864)	(117,309)

Net Book Value	688,623	553,143

Total fixed assets	720,026	595,106

DEFERRED CHARGES, net	16,298	13,110

Total assets	$829,171	694,545

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$41,430	30,211

Accounts payable—
Trade	17,325	17,188
Other	2,125	—

	19,450	17,188

Accrued liabilities	8,319	6,731
Accrued bank interest	2,795	1,385
Financial instruments, fair value	8,679	7,838
Unearned revenue	3,496	2,003
Deferred income, current portion	838	838

Total current liabilities	85,007	66,194

LONG-TERM DEBT, net of current portion	439,527	355,741

DEFERRED INCOME, net of current portion	4,747	5,166

CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value;40,000,000 shares authorized at June 30, 2003 and December 31, 2002; 17,254,723 and 17,022,723 issued and outstanding at June 30, 2003 and December 31, 2002, respectively	17,255	17,023
Additional paid-in capital	204,854	202,862
Other comprehensive (loss)/income	(3,725)	(629)
Retained earnings	81,506	48,188

Total stockholders’ equity	299,890	267,444

Total liabilities and stockholders’ equity	$829,171	694,545

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2003 AND 2002

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2003	2002	2003	2002
Cash Flows from Operating Activities:
Net income	$36,774	$7,304	$18,699	$2,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,555	10,948	8,116	5,702
Amortization of deferred dry-docking costs	4,033	2,180	2,290	808
Amortization of loan fees	183	140	102	62
Amortization of deferred income	(419)	(419)	(209)	(210)
Interest expense, net of capitalized interest	7,917	4,389	3,322	2,049
Change in fair value of interest rate swaps	(2,255)	2,374	(737)	3,080
Share of profits of joint-venture	(664)	—	(300)	—
Payments for dry-docking	(6,801)	(1,887)	(1,908)	(1,555)
(Increase) Decrease in:
Receivables	(3,182)	(3,394)	3,012	(1,481)
Inventories	(2,085)	(524)	876	(245)
Prepayments and other	(215)	288	(372)	(713)
Increase (Decrease) in:
Accounts payable	2,262	(807)	(4,653)	1,263
Accrued liabilities	1,588	263	3,137	(1,757)
Unearned revenue	1,493	1,844	1,270	411
Interest paid, net of capitalized interest	(6,506)	(6,439)	(2,763)	(1,540)

Net Cash from Operating Activities	47,679	16,260	29,882	8,085

Cash Flows from Investing Activities:
Advances for vessels under construction	(11,005)	(46,553)	(7,297)	2,875
Vessel acquisitions and/or improvements	(118,212)	(87,756)	(28,484)	(87,756)
Payments for investment in joint venture	(17)	—	(4)	—
Restricted cash for performance guarantee	3,200	815	3,200	—

Net Cash from (used in) Investing Activities	(126,034)	(133,494)	(32,585)	(84,881)

Cash Flows from Financing Activities:
Proceeds from long-term debt	108,360	62,700	26,000	62,700
Financing costs	(604)	(155)	(80)	(154)
Payments of long-term debt	(13,356)	(41,476)	(10,882)	—
Proceeds from public offering, net of related costs	—	100,389	—	—
Exercise of stock options	2,870	—	2,870	—
Cash dividend	(3,456)	—	(3,456)
Repurchase and cancellation of common stock	(646)	—	(282)	—

Net Cash from Financing Activities	93,168	121,458	14,170	62,546

Net increase in cash and cash equivalents	14,813	4,223	11,467	(14,251)
Cash and cash equivalents at beginning of period	39,674	33,274	43,020	51,748

Cash and cash equivalents at end of period	$54,487	$37,497	$54,487	$37,497

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2002 AND THE SIX MONTHS ENDED JUNE 30, 2003

(Expressed in thousands of U.S. Dollars—except per share data)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, January 1, 2002		9,629	108,603	52,836	171,068
Net income	3,894	—	—	3,894	3,894
Issuance of common stock	—	7,350	102,900	—	110,250
Expenses related to the issuance of common stock	—	—	(9,868)	—	(9,868)
—Issuance of common stock on acquisition of shares in LauriTen Ltd.		217	3,033		3,250
Repurchase and cancellation of common stock (131,000 shares)		(173)	(1,806)	—	(1,979)
—Cash dividends declared and paid				(8,542)	(8,542)
—Fair value of financial instruments	(629)				(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002	$(629)	17,023	$202,862	$48,188	267,444

Net income	36,774	—	—	36,774	36,774
—Repurchase and cancellation of common stock (55,000 shares)		(55)	(591)	—	(646)
—Exercise of stock options		287	2,583		2,870
—Cash dividends declared and paid				(3,456)	(3,456)
—Fair value of financial instruments	(3,096)				(3,096)

Comprehensive income	$33,679

BALANCE, June 30, 2003	$(3,725)	17,255	204,854	81,506	299,890